Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,
(In millions)	2010	2009
Earnings (loss):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings in affiliates	$190	$(396)

Add (deduct):
Fixed charges, from below	477	439
Amortization of capitalized interest	2	1
Distributed earnings of affiliates	2	1
Minority interest	(1)	(1)
Interest capitalized	(5)	(5)

Earnings as adjusted	$665	$39

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$349	$269
Portion of rental expense representative of the interest factor	128	170

Fixed charges, as above	$477	$439

Ratio of earnings to fixed charges	1.39	(b )

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.
(b)	Earnings were inadequate to cover fixed charges by $400 million for the six months ended June 30, 2009.